CADBURY PLC

Rule 2.10 announcement — relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Cadbury plc confirms that it has 1,371,696,006 ordinary shares of 10p each in issue as at 17 November 2009. Cadbury plc currently holds no ordinary shares in Treasury.

The ISIN reference for Cadbury plc’s ordinary shares is GB00B2PF6M70.

The ISIN for the ordinary shares represented by the Cadbury plc American Depository Receipts is US12721E1029. Each Cadbury plc American Depositary Receipt represents four Cadbury plc ordinary shares.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Kraft Foods Inc. or of Cadbury plc, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods Inc. or of Cadbury plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Kraft Foods Inc. or of Cadbury plc by Kraft Foods Inc. or by Cadbury plc, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

J M Mills
Director of Group Secretariat

17 November 2009